UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.

Tel Aviv, Israel 6971068

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 20, 2022, Jeffs’ Brands Ltd issued a press release titled “Jeffs’ Brands entered into Non-Binding Letter of Intent to Acquire an Amazon Marketplace Leading Supplements Brand with Annualized Revenues of Approximately $2.7 million in 2022,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated October 20, 2022, titled “Jeffs’ Brands entered into Non-Binding Letter of Intent to Acquire an Amazon Marketplace Leading Supplements Brand with Annualized Revenues of Approximately $2.7 million in 2022.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: October 20, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

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